Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
205-268-6775
Fax: 205-268-3541
Toll Free 800-866-3555
Email: steve.walker@protective.com

February 21, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549

RE:         Protective Life Corporation
Form 10-K for fiscal year ended December 31, 2005
File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“Protective”) to the comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Annual Report”) contained in your letter dated November 28, 2006 addressed to Mr. John D. Johns. For your convenience, we have included your comments in bold type along with our responses thereto.

Form 10-K for fiscal year ended December 31, 2005

General

Comment 1:

Please specifically indicate the disclosures that you plan to include in future filings.

Response:

The following additional or revised disclosures will be included in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Results by Business Segment

Note to SEC staff:  The following disclosures will be added to Management's Discussion and Analysis of Financial Condition and Results of Operations for the Life Marketing segment in future filings.

Life Marketing

The Life Marketing segment markets level premium term and term-like insurance, universal life (“UL”), variable universal life, and bank owned life insurance (“BOLI”) products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and independent marketing organizations. Segment results were as follows:

				Change
	2005	2004	2003	2005	2004
	(Dollars in thousands)
REVENUES
Gross premiums and policy fees	$1,190,623	$1,026,889	$856,431	15.9%	19.9%
Reinsurance ceded	(902,055)	(818,207)	(657,778)	10.2	24.4
Net premiums and policy fees	288,568	208,682	198,653	38.3	5.0
Net investment income	261,859	238,193	231,238	9.9	3.0
Other income	111,202	94,695	59,961	17.4	57.9
Total operating revenues	661,629	541,570	489,852	22.2	10.6

BENEFITS AND EXPENSES
Benefits and settlement expenses	392,448	274,584	253,785	42.9	8.2
Amortization of deferred policy acquisition costs	55,688	58,970	66,078	(5.6)	(10.8)
Other operating expenses	49,832	42,119	10,832	18.3	288.8
Total benefits and expenses	497,968	375,673	330,695	32.6	13.6

OPERATING INCOME	163,661	165,897	159,157	(1.3)	4.2
INCOME BEFORE INCOME TAX	$163,661	$165,897	$159,157	(1.3)	4.2

        The following table summarizes key data for the Life Marketing segment:

				Change
	2005	2004	2003	2005	2004
	(Dollars in thousands)
Sales By Product
Traditional	$123,882	$171,883	$205,335	(27.9)%	(16.3)%
Universal life	165,368	84,539	79,752	95.6	6.0
Variable universal life	5,465	5,236	4,558	4.4	14.9
	$294,715	$261,658	$289,645	12.6	(9.7)

Sales By Distribution Channel
Brokerage general agents	$140,575	$161,145	$186,711	(12.8)	(13.7)
Independent agents	75,564	55,929	50,207	35.1	11.4
Stockbrokers/banks	65,967	31,711	24,933	108.0	27.2
BOLI / other	12,609	12,873	27,794	(2.1)	(53.7)
	$294,715	$261,658	$289,645	12.6	(9.7)

Average Life Insurance In-Force(1)
Traditional	$340,799,613	$296,399,244	$224,298,764	15.0	32.1
Universal life	45,366,295	40,416,769	36,865,396	12.2	9.6
	$386,165,908	$336,816,013	$261,164,160	14.7	29.0

Average Account Values
Universal life	$4,176,978	$3,614,026	$3,149,430	15.6	14.8
Variable universal life	230,412	190,522	137,380	20.9	38.7
	$4,407,390	$3,804,548	$3,286,810	15.8	15.8

Mortality Experience(2)	$10,557	$3,821	$(567)

(1) Amounts are not adjusted for reinsurance ceded. (2) Represents a favorable (unfavorable) variance as compared to pricing assumptions.

Operating income in 2005 decreased slightly from 2004 reflecting higher overall benefits and expenses, offset by increased total revenue. Revenues continue to grow as a result of increasing sales of new business and growth of life insurance in-force and average account values. While current period expenses were reduced as a result of favorable unlocking of DAC on UL products, favorable unlocking reduced expenses by an even greater amount in 2004, resulting in higher expenses in 2005 as compared to the prior year. (See discussion of the term “unlocking” below.) Operating income increased 4.2% in 2004 reflecting the continued growth in life insurance in-force, favorable expense capitalization levels driven by strong sales in 2003, and improved results from non-insurance businesses, offset by the positive impact of reinsurance recoveries on 2003 results. During 2003, the segment recognized additional net premiums of $18.4 million, amortization of DAC of $6.1 million, and operating income of $12.3 million as a result of recoveries from previously overpaid reinsurance premiums (see Note 11 to Consolidated Financial Statements).

Net premiums and policy fees increased 38.3% in 2005 due in part to the growth in life insurance in-force achieved over the last several quarters. Net premiums and policy fees are also higher than the prior year due to an increase in retention levels on newly written traditional life products. Beginning in the second quarter of 2005, the Company reduced its reliance on reinsurance by changing from coinsurance to yearly renewable term reinsurance arrangements and increased the maximum amount retained on any one life from $500,000 to $1,000,000 on certain of its newly written traditional life products. In addition to increasing net premiums, this change will result in higher benefits and settlement expenses, and will cause greater variability in financial results due to fluctuations in mortality results. The 2004 increase in net premiums and policy fees compared to 2003 is the result of growth in life insurance in-force, offset by the favorable impact to 2003 net premiums resulting from the reinsurance recoveries mentioned above.

Net investment income and other income increased in both the current and prior years. The increases in net investment income reflect the growth of the segment’s assets, offset by lower investment yields, while the increases in other income are primarily due to additional income from the segment’s broker-dealer subsidiary. Due to the nature of this business, the majority of this additional income is offset by increases in other operating expenses.

Benefits and settlement expenses in 2005 were 42.9% higher than 2004 due to growth in life insurance in-force, increased retention levels on certain newly written traditional life products, and higher credited interest on UL products resulting from increases in account values. Additionally, the favorable DAC unlocking on UL products (see below) resulted in an increase to the SOP 03-1 liability and a corresponding increase to benefits and settlement expenses. These increases were partially offset by favorable fluctuations in mortality experience. In 2004, benefits and settlement expenses increased 8.2% from the prior year due to growth in life insurance in-force and higher benefit costs caused by the implementation of SOP 03-1, offset by lower crediting rates on UL products and favorable fluctuations in mortality experience.

An evaluation of DAC, including a review of the underlying assumptions of future mortality, expenses, lapses, premium persistency, investment yields, and interest spreads was performed by the Company on its UL products during the fourth quarter of 2005. As a result of this review, assumptions were updated based on actual experience and/or expectations for the future. This change in assumptions, and resulting adjustment to DAC, referred to as “unlocking”, resulted in a net decrease in total benefits and expenses of approximately $2.0 million. Excluding the impact of the fourth quarter unlocking, DAC amortization increased approximately 35% in 2005. This increase is the result of the continued growth of life insurance in-force, increased amortization resulting from the capitalization of premium taxes on excess premiums in the UL line, and reductions to amortization in 2004. The amortization recognized in 2004 was reduced as a result of the implementation of SOP 03-1, UL DAC unlocking, and a reduction in previously recorded reinsurance receivables. Excluding the additional amortization recorded in 2003 as a result of the reinsurance recoveries, these items resulted in a decrease in DAC amortization in 2004 compared to the prior period.

Other operating expenses for the segment were as follows:

				Change
	2005	2004	2003	2005	2004
	(Dollars in thousands)
Insurance Companies:
First year commissions	$346,635	$288,991	$299,902	19.9%	(3.6)%
Renewal commissions	33,219	32,985	30,258	0.7	9.0
First year ceding allowances	(125,828)	(167,197)	(188,194)	(24.7)	(11.2)
Renewal ceding allowances	(187,002)	(159,383)	(125,960)	17.3	26.5
General & administrative	174,521	187,892	182,163	(7.1)	3.1
Taxes, licenses and fees	31,640	22,852	20,383	38.5	12.1
Other operating expenses incurred	273,185	206,140	218,552	32.5	(5.7)

Less commissions, allowances & expenses capitalized	(331,493)	(256,336)	(268,933)	29.3	(4.7)

Other operating expenses	(58,308)	(50,196)	(50,381)	16.2	(0.4)

Marketing Companies:
Commissions	70,771	62,755	45,646	12.8	37.5
Other	37,369	29,560	15,567	26.4	89.9
Other operating expenses	108,140	92,315	61,213	17.1	50.8

Other operating expenses	$49,832	$42,119	$10,832	18.3	288.8

        The Company utilizes reinsurance for most of its products, with the terms of the reinsurance agreed upon before products are made available for sale. The Company determines its pricing, and analyzes its financial performance, on a net of reinsurance basis with the objective of achieving an attractive return on investment for its shareholders. The Company manages its business with the understanding that profits emerge as a level percentage of premium for SFAS 60 products and as a level percentage of estimated gross profits for SFAS 97 products. Under both SFAS 60 and 97, the amount of earnings and investment will vary with the utilization of reinsurance. In addition, the utilization of reinsurance can cause fluctuations in individual income and expense line items from year to year. Consideration of all components of the segment’s income statement, including amortization of deferred acquisition costs (“DAC”), is required to assess the impact of reinsurance on segment operating income.

Reinsurance allowances represent the amount the reinsurer is willing to pay for reimbursement of acquisition and other costs incurred by the direct writer of the business. The amount and timing of these allowances are negotiated by the Company and each reinsurer. The Company recognizes allowances according to the prescribed schedules in the reinsurance contracts, which may or may not bear a relationship to actual operating expenses incurred by the Company. First year commissions paid by the Company may be higher than first year allowances paid by the reinsurer, and reinsurance allowances may be higher in later years than renewal commissions paid by the Company. However the pattern of reinsurance allowances does not impact the pattern of earnings from year to year. While the recognition of reinsurance allowances is consistent with GAAP, non-deferred allowances often exceed the segment’s non-deferred direct costs, causing net other operating expenses to be negative. However, consistent with SFAS 60 and SFAS 97, fluctuations in non-deferred allowances tend to be offset by changes in DAC amortization with the resulting profits emerging as a level percentage of premiums for SFAS 60 products and as a level percentage of estimated gross profits for SFAS 97 products.

Reinsurance allowances tend to be highest in the first year of a policy and subsequently decline. Ultimate reinsurance allowances are defined as the level of allowances at the end of a policy’s term. The Company's practice is to defer as a part of DAC reinsurance allowances in excess of the ultimate allowance. This practice is consistent with the Company's practice of deferring direct commissions.

        The following table summarizes reinsurance allowances paid for each period presented, including the portion deferred as a part of DAC and the portion recognized immediately as a reduction of other operating expenses. As the non-deferred portion of reinsurance allowances reduce operating expenses in the period received, these amounts represent a net increase to operating income during that period. The amounts capitalized and earned during 2005, 2004, and 2003 are quantified below:

				Change
	2005	2004	2003	2005	2004
	(dollars in thousands)
Allowances received	$ 312,830	$ 326,580	$ 314,154	(4.2) %	4.0%
Less amount deferred	(175,205)	(198,358)	(201,293)	(11.7)	1.5
Allowances recognized (reduction in other operating expenses)	$ 137,625	$ 128,222	$ 112,861	7.3	13.6

Non-deferred reinsurance allowances of $137.6 million, $128.2 million, and $112.9 million were recognized in 2005, 2004, and 2003, respectively, resulting in reductions in operating expenses by these amounts in the same periods. Non-deferred reinsurance allowances increased 7.3% and 13.6% in 2005 and 2004, compared to the prior year periods. These increases were primarily the result of increases in the Company’s life insurance in-force.

Reinsurance allowances do not affect the methodology used to amortize DAC, or the period over which such DAC is amortized. However, they do affect the amounts recognized as DAC amortization. DAC on SFAS 97 products is amortized based on the estimated gross profits of the policies in force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore impact SFAS 97 DAC amortization. Deferred reinsurance allowances on SFAS 60 policies are recorded as ceded DAC, which is amortized over estimated ceded premiums of the policies in force. Thus, deferred reinsurance allowances on SFAS 60 policies impact SFAS 60 DAC amortization.

The amounts of ceded premium paid by the Company and allowances reimbursed by the reinsurer are reflected in the table below:

				Change
	2005	2004	2003	2005	2004
	(dollars in thousands)
Ceded premiums	$902,055	$818,207	$657,778	10.2%	24.4%
Allowances received	312,830	326,580	314,154	(4.2)%	4.0%
Cost of reinsurance	$589,255	$491,627	$343,624	19.9%	43.1%

The increases in the net ceded premium in 2005 and 2004 compared to the prior year periods are primarily the result of the segment’s growth in life insurance in-force. The segment’s average life insurance in-force increased 14.7% and 29.0%, respectively, in 2005 and 2004 compared to prior years.

Claim liabilities and policy benefits are calculated consistently for all policies in accordance with GAAP, regardless of whether or not the policy is reinsured. Once the claim liabilities and policy benefits for the underlying policies are estimated, the amounts recoverable from the reinsurers are estimated based on a number of factors including the terms of the reinsurance contracts, historical payment patterns of reinsurance partners, and the financial strength and credit worthiness of its reinsurance partners.

Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. The Company monitors claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not Reported (IBNR) claims are reviewed by the Company’s actuarial staff to ensure that appropriate amounts are ceded.

Ceded policy reserves are calculated by various administrative systems based on the nature of the specific reinsurance transactions and terms of the contracts.

The Company analyzes and monitors the credit worthiness of each of its reinsurance partners to ensure collectibility and minimize collection issues. For reinsurance companies that do not meet predetermined standards, the Company requires collateral such as assets held in trusts or letters of credit.

Other operating expenses for the insurance companies decreased in 2005 as a result of lower expenses incurred per policy issued, combined with higher DAC capitalization driven by the significant growth in UL sales. These same expenses were relatively unchanged in 2004 versus 2003, as the decrease in expenses incurred was offset by a decline in expense capitalization levels driven by the drop in sales. Amounts capitalized as DAC generally include first year commissions and allowances and other deferrable acquisition expenses. The change in these amounts generally reflects the trend in sales.

Other operating expenses for the segment’s marketing companies increased 17.1% and 50.8%, respectively, for 2005 and 2004, as compared to the prior years, primarily due to higher commissions and other expenses in the segment’s broker-dealer subsidiary resulting from increased revenues.

        Sales for the segment increased 12.6% in 2005 primarily due to the significant increase in UL sales, partially offset by lower traditional life sales. The upward trend in UL sales is the result of a favorable competitive position combined with growth of our distribution footprint. During 2005, sales through independent agents increased 35.1%, while sales through stockbrokers and banks grew 108.0%. Sales of BOLI business were relatively unchanged in 2005. BOLI sales can vary widely between periods as the segment responds to opportunities for these products only when required returns can be achieved.

        Sales of traditional life products decreased during the first half of 2005 as a result of pricing adjustments on certain traditional life products in response to the rising cost of reinsurance. As previously discussed, during the second quarter of 2005, the Company was able to reduce its reliance on reinsurance for certain newly written traditional products, resulting in an improvement in the Company’s competitive position with respect to these products. Accordingly, traditional life sales improved during the second half of the year, with increases of 4.1% and 23.5%, respectively, in the third and fourth quarters of 2005. The Company issued non-recourse funding obligations to fund the additional statutory reserves required as a result of the increased overall level of retention (see Note 4 to Consolidated Financial Statements).

        Sales for the segment decreased in 2004 primarily due to lower production of traditional life at Empire General, which is included within the brokerage general agent channel. As expected, traditional life business sold through Empire General declined $27.9 million versus the unusually strong levels achieved in 2003. Offsetting this decline was a $7.2 million increase in sales of UL business through the stockbroker channel, primarily resulting from a new product introduction in the fourth quarter of 2004. Sales of BOLI business declined significantly from the strong sales achieved in 2003, due to the inherent variability in the demand for these products previously mentioned.

Annuities
				Change
	2005	2004	2003	2005	2004
	(dollars in thousands)
REVENUES
Gross premiums and policy fees	$ 31,810	$ 30,341	$ 26,265	4.8%	15.5%
Reinsurance ceded	0	0	0	0.0	0.0
Net premiums and policy fees	31,810	30,341	26,265	4.8	15.5
Net investment income	218,700	210,888	224,332	3.7	(6.0)
Realized gains (losses) - derivatives	(351)	0	0
Other income	7,772	7,004	8,745	11.0	(19.9)
Total operating revenues	257,931	248,233	259,342	3.9	(4.3)
Realized gains (losses) - investments	30,980	9,873	22,733
Total revenues	288,911	258,106	282,075

BENEFITS AND EXPENSES
Benefits and settlement expenses	187,791	183,271	197,955	2.5	(7.4)
Amortization of deferred policy acquisition costs	12,606	25,336	19,249	(50.2)	31.6
Other operating expenses	25,601	23,159	28,765	10.5	(19.5)
Operating benefits and expenses	225,998	231,766	245,969	(2.5)	(5.8)
Amortization of DAC related to realized gains (losses) - investments	24,906	6,935	18,947
Total benefits and expenses	250,904	238,701	264,916

INCOME BEFORE INCOME TAX	38,007	19,405	17,159	95.9	13.1

Less realized gains (losses) - investments	30,980	9,873	22,733
Less related amortization of DAC	(24,906)	(6,935)	(18,947)

OPERATING INCOME	$ 31,933	$ 16,467	$ 13,373	93.9	23.1

Stable Value Products
				Change
	2005	2004	2003	2005	2004
	(dollars in thousands)
REVENUES
Net investment income	$310,715	$268,184	$233,104	15.9%	15.0%
Realized gains (losses)	(16,065)	13,225	9,756
Total revenues	294,650	281,409	242,860

BENEFITS AND EXPENSES
Benefits and settlement expenses	246,134	205,168	186,565	20.0	10.0
Amortization of deferred policy acquisition costs	4,694	3,480	2,279	34.9	52.7
Other operating expenses	5,089	6,377	5,349	(20.2)	19.2
Total benefits and expenses	255,917	215,025	194,193	19.0	10.7

INCOME BEFORE INCOME TAX	38,733	66,384	48,667	(41.7)	36.4

Less realized gains (losses)	(16,065)	13,225	9,756

OPERATING INCOME	$ 54,798	$ 53,159	$ 38,911	3.1	36.6

Note to SEC Staff:  The following revised table and disclosures will be included in Management's Discussion and Analysis of Financial Condition and Results of Operations for the Corporate and Other segment in future filings.

Corporate and Other
				Change
	2005	2004	2003	2005	2004
	(Dollars in thousands)
REVENUES
Gross premiums and policy fees	$ 42,441	$ 48,376	$ 56,507	(12.3)%	(14.4)%
Reinsurance ceded	(173)	(1,017)	(4,229)	83.0	76.0
Net premiums and policy fees	42,268	47,359	52,278	(10.7)	(9.4)
Net investment income	133,638	103,514	59,283	29.1	74.6
Realized gains (losses) - investments	8,684	0	0
Realized gains (losses) - derivatives	11,393	19,222	21,087
Other income	14,452	17,363	6,698	(16.8)	159.2
Total operating revenues	210,435	187,458	139,346	12.3	34.5
Realized gains (losses) - investments	26,045	6,366	26,550
Realized gains (losses) - derivatives	(42,174)	(790)	(9,512)
Total revenues	194,306	193,034	156,384

BENEFITS AND EXPENSES
Benefits and settlement expenses	51,891	59,051	79,335	(12.1)	(25.6)
Amortization of deferred policy acquisition costs	4,063	4,484	5,544	(9.4)	(19.1)
Other operating expenses	107,252	102,363	86,419	4.8	18.4
Total benefits and expenses	163,206	165,898	171,298

INCOME BEFORE INCOME TAX	31,100	27,136	(14,914)	14.6	281.9

Less realized gains (losses) - investments	26,045	6,366	26,550
Less Realized gains (losses) - derivatives	(42,174)	(790)	(9,512)

OPERATING INCOME	$ 47,229	$ 21,560	$(31,952)	119.1	167.5

Operating revenue for the Corporate and Other segment is primarily comprised of net investment income on unallocated capital and net premiums and policy fees related to several small non-strategic lines of business. Net investment income for the Corporate and Other segment increased $30.1 million and $44.2 million for 2005 and 2004, respectively, compared to the prior year periods, while net premiums and policy fees declined $5.1 million and $4.9 million for 2005 and 2004, respectively, compared to the prior year periods.

Approximately $18.4 million of the $30.1 million increase in net investment income in 2005 as compared to 2004 is the result of higher amounts of unallocated capital. A $22.5 million increase in participating income and prepayment fees from mortgages and real estate was partially offset by lower income on trading securities of $10.8 million.

The $44.2 million increase in net investment income in 2004 over 2003 includes higher mark-to-market gains on trading securities of $4.9 million, a $5.0 million increase in prepayment fees from mortgages, and a $9.5 million increase in participating mortgage income. The increases in prepayment fees from mortgages and participating mortgage income reflect the increased transaction activity within the Company’s mortgage portfolio. The remaining $24.8 million increase was primarily the result of an increase in unallocated capital.

The declines in net premiums and policy fees in both 2005 and 2004 compared to the prior year periods are the expected result of the runoff of business in the non-strategic lines of business which are no longer being marketed by the Company.

Note to SEC Staff: The following revised Contractual Obligations table and related disclosures will be included in future filings.

Liquidity and Capital Resources

Contractual Obligations

The table below sets forth future maturities of debt, non-recourse funding obligations, subordinated debt securities, stable value products, notes payable, operating lease obligations, other property lease obligations, mortgage loan commitments, and liabilities related to variable interest entities.
		Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands)
Long-term debt(a)	$ 653,386	$ 22,137	$ 44,273	$ 109,145	$ 477,831
Non-recourse funding obligations(b)	349,000	7,000	14,000	14,000	314,000
Subordinated debt securities(c)	940,970	22,642	45,284	45,284	827,760
Stable value products(d)	7,097,371	1,318,561	3,090,150	1,092,211	1,596,449
Operating leases(e)	25,331	5,406	8,702	6,528	4,695
Home office lease(f)	78,604	3,089	75,515
Mortgage loan commitments	979,778	979,778
Liabilities related to variable interest entities(g)	535,291	24,913	72,821	32,321	405,236
Policyholder obligations(h)	15,512,915	1,032,876	2,014,374	1,590,972	10,874,693
Defined benefit pension obligations(i)	8,222	8,222

(a)	Long-term debt includes all principal amounts owed on note agreements, and includes expected interest payments due over the term of the notes.
(b)	Non-recourse funding obligations include all principal amounts owed on note agreements, and include expected interest payments due over the term of the notes.
(c)
Subordinated debt securities includes all principal amounts owed to non-consolidated special purpose finance subsidiaries of the Company, and includes expected interest payments due over the term of the obligations.

(d)	Anticipated stable value products cash flows, including interest.
(e)	Includes all lease payments required under operating lease agreements.
(f)	The lease payments shown assume the Company exercises its option to purchase the building at the end of the lease term.
(g)
Liabilities related to variable interest entities are not the legal obligations of the Company, but will be repaid with cash flows generated by the variable interest entities. The amounts represent scheduled principal and expected interest payments.

(h) Estimated contractual policyholder obligations are based on mortality, morbidity, and lapse assumptions comparable to the Company’s historical experience, modified for recent observed trends. These obligations are based on current balance sheet values and include expected interest crediting, but do not incorporate an expectation of future market growth, or future deposits. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results. As separate account obligations are legally insulated from general account obligations, the separate account obligations will be fully funded by cash flows from separate account assets. The Company expects to fully fund the general account obligations from cash flows from general account investments.
(i)
Estimated 2006 contributions to the Company’s defined benefit pension plan and unfunded excess benefit plan approximate the projected expense to be recognized in 2006. Key assumptions used to estimate this obligation are included in Footnote 10 to Consolidated Financial Statements. Due to the significance of the assumptions used, this amount could differ from actual results. No estimate has been made of amounts to be contributed to these plans in years subsequent to 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Life Marketing

Comment 2:

Please refer to prior comment one. We continue to believe that your accounting for reinsurance activities, particularly reinsurance allowances, requires additional explanation. Please provide the following information in disclosure-type format, specifically indicating the new disclosure.

•	Explain the specific methods and key assumptions used to estimate ultimate reinsurance allowances for universal life and term life insurance contracts.

Response:

Reinsurance allowances represent the amount the reinsurer is willing to pay for reimbursement of acquisition and other costs incurred by the direct writer of the business.  The amount and timing of these allowances are negotiated by the Company and each reinsurer.  The Company recognizes allowances according to the prescribed schedules in the reinsurance contracts, which may or may not bear a relationship to actual operating expenses incurred by the Company.  Reinsurance allowances tend to be highest in the first policy year and subsequently decline.  Ultimate reinsurance allowances are defined as the level of allowances at the end of a policy's term.

•	Quantify your estimate of ultimate reinsurance allowances for each period presented. Explain the nature and impact of changes in these methods and assumptions for each period presented.

Response:

Ultimate reinsurance allowances of $137.6 million, $128.2 million, and $112.9 million were recognized in 2005, 2004, and 2003, respectively, resulting in reductions in operating expenses by these amounts in the same periods. Ultimate reinsurance allowances increased 7.3% and 13.6% in 2005 and 2004, compared to the prior year periods. These increases were the result of increases in the Company’s life insurance in-force.

The Company supplementally advises the staff that since ultimate reinsurance allowances are contractually determined by the applicable reinsurance contract, there were no changes in methods or assumptions that had any impact on the amount of ultimate reinsurance allowances recognized by the Company in the periods presented.

•
We understand that reinsurance allowances represent a reimbursement for acquisition expenses. Explain the extent to which reinsurance allowances recognized as a reduction in other operating expenses match the corresponding maintenance expenses incurred for each period presented. Quantify the portion of such reinsurance allowances recognized in your operating results that relate to prior, current or future periods.

Response:
Reinsurance allowances represent the amount the reinsurer is willing to pay for reimbursement of acquisition costs incurred by the direct writer of the business. The amount and timing of these allowances are contractually determined by the applicable reinsurance contract. The Company recognizes allowances according to the prescribed schedules in the reinsurance contracts, which may or may not bear a relationship to actual expenses incurred by the Company.

The Company supplementally advises the staff that this accounting treatment is consistent with the guidance from “US GAAP for Life Insurers” 2006 edition published by the Society of Actuaries. The following guidance is provided on page 525:

“Although premiums, expenses, reserves, and benefits are shared proportionally, expense reimbursements paid by the reinsurer are subject to negotiation. The incidence of expense reimbursements may or may not bear a reasonable relationship to the amount and incidence of expenses actually paid by the ceding company.”

The Company also supplementally advises the staff that since reinsurance allowances are contractually determined, and are not directly related to operating expenses incurred or paid by the Company, they do not relate to prior or future periods. Reinsurance allowances reduce operating expenses in the period received to the extent they are not deferrable.

•
Provide us an example of how you account for first year and renewal commissions and other costs, deferred or expensed, for a typical universal life and term life policy. Link the reinsurance allowances received for each type of policy to show us how reinsurance allowances received for the first year and renewal period offset costs that you defer or expense.

Response:

The Company supplementally provides the staff with the following information and examples related to its accounting for first year and renewal commissions and other costs, deferred or expensed.

The accounting for commissions, expenses incurred and allowances is identical for universal life and term policies. The only differences are related to DAC amortization.

Assume the following:
o	Two policies (one first year and one renewal in second year)
o	Annual premium of $1,000 for each policy
o	First year commission rate 120%
o	Renewal commission rate (year two) 5%
o	Ultimate commission rate 1%
o	One policy issued in the period at cost of $500
o	Maintenance expense of $200 for all policies
o	Policies are coinsured 100%
o	First year reinsurance allowance 80%
o	Renewal reinsurance allowance 10%
o	Ultimate reinsurance allowance 4%

Accounting is as follows:

DIRECT:	Debit	Credit
Premiums Received:
Cash	11,000
First Year Premium Income		1,000
Renewal Premium Income		10,000

Commissions Paid:
First Year Commission Expense	1,200
Renewal Commission Expense	500
Cash		1,750

	Debit	Credit
Underwriting Expenses:
Underwriting Expense	500
Cash		500

Maintenance Expenses:
Maintenance Expense	200
Cash		200

Capitalization:
Deferred Acquisition Costs	2,090
Capitalized Expenses		2,090

Note: Capitalization is made up of capitalized first year commissions ($1,200-$10=$1,190), capitalized renewal commissions ($500 - $100 = $400) and underwriting expenses ($500), for a total of $2,090.

REINSURANCE:
Ceded Premium Paid:
First Year Ceded Premium	1,000
Renewal Ceded Premium	10,000
Cash		11,000

Ceded Allowance Received:
Cash	1,800
First Year Reinsurance Allowance		800
Renewal Reinsurance Allowance		1,000

Ceded Capitalization:
Capitalized Allowances	1,360
Deferred Acquisition Cost Ceded		1,360

Note: Ceded capitalization is made up of capitalized first year allowances ($800 - $40 = $760) and capitalized renewal allowances ($1,000 - $400 = $600).

Note:  In the above example, direct operating expenses, net of deferrals, were $310 ($1,700+$500+$200-$2,090).  Ceded operating expenses, net of deferrals, were -$440
(-$1,800+$1,360).  The net operating expenses reported would be -$130.

•	Explain why renewal allowances you received were significantly higher than renewal commissions you paid each year.

Response:

Reinsurance allowances (both first year and renewal allowances) are contractually determined by the applicable reinsurance contract and may or may not bear a relationship to the amount and incidence of operating expenses actually recognized by the ceding company.  First year commissions paid by the Company may be higher than first year allowances paid by the reinsurer, and reinsurance allowances may be higher in later years than renewal commissions paid by the Company.

•	Explain how DAC amortization patterns are affected by reinsurance allowances.

Response:

Reinsurance allowances do not affect the methodology used to amortize DAC, or the period over which such DAC is amortized.  However, they do affect the amounts recognized as DAC amortization.  DAC on SFAS 97 products is amortized based on the estimated gross profits of the policies in force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore impact SFAS 97 DAC amortization.  Deferred reinsurance allowances on SFAS 60 policies are recorded as ceded DAC, which is amortized over estimated ceded premiums of the policies in force.  Thus, deferred reinsurance allowances on SFAS 60 policies impact SFAS 60 DAC amortization.

•
Explain the differences between the amounts shown in the table on page 3 of your response letter and amounts shown in your reconciliation of other operating expenses disclosed in the MD&A section of your 2005 Form 10-K.

Response:

The Company supplementally advises the staff that there was an inconsistency in the treatment of intercompany eliminations between the table on page 3 of the previous response letter and the MD&A section of the 2005 Form 10-K. The amounts reported in the 2005 Form 10-K are correct.  The table on page 3 of the previous response letter has been updated to treat these intercompany eliminations consistently with the MD&A presentation. The revised table is as follows:

				Change
	2005	2004	2003	2005	2004
	(dollars in thousands)
Allowances received	$312,830	$326,580	$314,154	(4.2)%	4.0%
Less amount deferred	(175,205)	(198,358)	(201,293)	(11.7)%	1.5%
Allowances recognized (reduction in other operating expenses)	$137,625	$128,222	$112,861	7.3%	13.6%

•	Explain more specifically the primary components for cost of reinsurance and how you account for such costs for long duration contracts.

Response:

The Company’s cost of reinsurance includes amounts paid to the reinsurer (ceded premiums) net of amounts reimbursed by the reinsurer (allowances.) For long duration contracts, reinsurance allowances in excess of ultimate are amortized over the life of the underlying reinsured contract in a manner consistent with the way benefits and expenses on the underlying contracts are amortized (over the pattern of estimated gross premiums of the policies in force during the initial level period for SFAS 60 products, and in proportion to estimated gross profits for SFAS 97 products.)

The Company supplementally advises the staff that reinsurance affects the Company’s results throughout the income statements. Ceded premium reduces premium revenue as an offset to revenue (contra revenue item). Similarly, ceded expenses and benefits reduce direct expenses for claims and other benefits (such as reserve changes) and operating expenses (through allowances to cover commissions and general administrative expenses). Capitalized reinsurance allowances increase the net expenses as debits to the capitalized allowance accounts in the income statement. The recognition of previously deferred reinsurance allowances is amortized into income by reducing DAC amortization.

•	Quantify the cost of reinsurance for all contracts by segment for each period presented. Explain variations in such costs that have materially impacted your operating results.

Response:

The amounts of ceded premium paid by the Company and allowances reimbursed by the reinsurers are reflected in the table below:

				Change
	2005	2004	2003	2005	2004
	(dollars in thousands)
Ceded premiums	$902,055	$818,207	$657,778	10.2%	24.4%
Allowances received	312,830	326,580	314,154	(4.2)%	4.0%
Cost of reinsurance	$589,255	$491,627	$343,624	19.9%	43.1%

The increases in the net ceded premium in 2005 and 2004 compared to the prior year periods are primarily the result of the segment’s growth in life insurance in-force. The segment's average life insurance in-force increased 14.7% and 29.0%, respectively, in 2005 and 2004 compared to prior years.

•
You estimate amounts recoverable from reinsurers for both short-duration and long-duration contracts “in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies.” Explain more specifically how you estimate amounts recoverable from reinsurers, particularly how you consider the terms of the reinsurance contracts and collectibility in this accounting process.

Response:

Claim liabilities and policy benefits are calculated consistently for all policies in accordance with GAAP, regardless of whether or not the policy is reinsured. Once the claim liabilities and policy benefits for the underlying policies are estimated, the amounts recoverable from the reinsurers are estimated based on a number of factors including the terms of the reinsurance contracts, historical payment patterns of reinsurance partners, and the financial strength and credit worthiness of its reinsurance partners.

Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. The Company monitors claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not Reported (IBNR) claims are reviewed by the Company’s actuarial staff to ensure that appropriate amounts are ceded.

Ceded policy reserves are calculated by various administrative systems and the Company has actuarial professionals to ensure that amounts ceded to the reinsurers are calculated in compliance with GAAP based on the nature of the specific reinsurance transactions and terms of the contracts.

The Company analyzes and monitors the credit worthiness of each of its reinsurance partners to ensure collectibility and minimize collection issues. For reinsurance companies that do not meet predetermined standards, the Company requires collateral such as assets held in trusts or letters of credit.

* * * * *

In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfies your concerns. As always, we look forward to continued dialogue on financial reporting issues. If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President of Corporate Accounting, at (205) 268-3596.

Sincerely,

/s/ Steven G. Walker
Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer